EXHIBIT 21.1

Subsidiaries of Thermon Holding Corp.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Thermon Industries, Inc.	Texas

Thermon Canada Inc.	Nova Scotia

Thermon Manufacturing Company	Texas

Thermon Heat Tracing Services, Inc.	Texas

Thermon Heat Tracing Services-I, Inc.	Texas

Thermon Heat Tracing Services-II, Inc.	Louisiana

Thermon Latinoamericana, S. de R.L. de C.V.	Mexico DF, Mexico

Thermon Europe B.V.	Netherlands

Thermon Benelux B.V.	Netherlands

Thermon Deutschland GmbH	Germany

Thermon Ltd.	Russian Federation

Thermon France SAS	France

Thermon Italia, S.p.A (in liquidation)	Italy

Thermon U.K. Ltd.	United Kingdom

Thermon Australia Pty. Ltd.	Australia

Thermon Far East, Ltd.	Japan

Thermon Heat Tracers Pvt. Ltd	India

Thermon Heat Tracing & Engineering (Shanghai) Co. Ltd.	China

Thermon Korea, Ltd.	Korea

Thermon Middle East, WLL	Bahrain